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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 39058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2007 (MM/DD/YY) AND ENDING Dec. 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Annuities Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Drive
(No. and Street)

Shelton CT 06484-0883
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Horn 973-802-5484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Horn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Annuities Distributors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LILLIAN GRIGOLI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/29/2012

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Prudential Annuities Distributors, Inc.

(formerly American Skandia Marketing, Incorporated)
Statement of Financial Condition
As of December 31, 2007

SEC. I.D. No. 8-39058
This report is deemed PUBLIC in accordance with Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934.

Prudential Annuities Distributors, Inc.
Index
December 31, 2007

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Prudential Annuities Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Annuities Distributors, Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2008

Prudential Annuities Distributors, Inc.
Statement of Financial Condition
December 31, 2007

(Dollars in Thousands)

Assets		
Cash and cash equivalents	$	6,876
Securities owned, at market value		3
Accounts receivable		323
Prepaid commissions		10,178
Prepaid expenses and other assets		158
Total assets	$	17,538
Liabilities and stockholder's equity		
Liabilities		
Due to affiliates	$	10,272
Accounts payable, accrued expenses and other liabilities		242
Income taxes payable		582
Total liabilities		11,096
Commitments and contingent liabilities (Note 5)		
Stockholder's equity		6,442
Total liabilities and stockholder's equity	$	17,538

See notes to statement of financial condition.

(Dollars in Thousands)

1. Organization and Nature of Business

Prudential Annuities Distributors, Inc. (the "Company," formerly American Skandia Marketing, Incorporated, or "ASM"), with its principal offices in Shelton, Connecticut, is a wholly-owned subsidiary of Prudential Annuities, Inc. (formerly American Skandia, Inc.), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly National Association of Securities Dealers, Inc.

According to the terms of the license agreement effective May 1, 2003 between Skandia Insurance Company and Prudential Financial, Inc., legal use of the "Skandia" name and brand for operation and conduct of annuity business is scheduled to terminate on May 1, 2008. As such, effective November 1, 2007, ASM changed its name to Prudential Annuities Distributors, Inc.

The Company is the principal underwriter and broker-dealer for SEC registered life and annuity products issued by an affiliated company, American Skandia Life Assurance Corporation ("ASLAC," to be known as Prudential Annuities Life Assurance Corporation, effective January 1, 2008). In addition, the Company and Prudential Investment Management Services, LLC ("PIMS"), an affiliate, are co-distributors and underwriters of the Strategic Partners Mutual Funds, Inc. ("SPMF") Funds. As per the terms set forth in the underwriting and distribution agreement, the SPMF Funds are required to pay to the Company the portion of the distribution and shareholder servicing fees attributable to Class M (formerly Class B) shares and Class X shares, which is used to offset associated distribution and service fee expense.

As more fully described in Note 4, as of November 19, 2007, the Company became principal underwriter and distributor of registered variable annuities issued by three affiliates, The Prudential Insurance Company of America ("PICA"), Pruco Life Insurance Company ("PLAZ"), and Pruco Life Insurance Company of New Jersey ("PLNJ").

Effective June 1, 2006, the Company entered into wholesaling and marketing support agreements with Allstate Life Insurance Company, Allstate Life Insurance Company of New York and Allstate Distributors, LLC (the "underwriter"). Under the terms of the agreements, the underwriter shall pay the Company, as the wholesaler for servicing contracts, a marketing allowance of 125 basis points of all premium paid under variable contracts issued to customers.

As more fully described in note 4, the Company has arrangements with ASLAC relating to the receipt of commission revenue and management and administrative fee income. In addition, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, travel, wholesaler compensation, systems and equipment. The accompanying statement of financial condition may not be indicative of the Company's financial position if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the

(Dollars in Thousands)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

The Company's cash and cash equivalents consist of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company plans to adopt this guidance effective January 1, 2008. The adoption of this guidance will not have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although early adoption is permitted under certain circumstances. Companies shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The Company plans to adopt this guidance effective January 1, 2008. The adoption of this guidance will not have a material impact on the Company's statement of financial condition.

3. Income Taxes

The Company is a member of an affiliated group of companies that join in filing a consolidated federal income tax return. In addition, the Company and certain affiliates join in the filing of a consolidated state income tax return.

Pursuant to the Prudential tax allocation arrangement, total federal and state income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Company has deferred tax liabilities of $1 related to unrealized gains on investments at December 31, 2007.

On January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at January 1 or December 31, 2007 and adoption of FIN No. 48 did not have a material effect on the Company's financial position.

(Dollars in Thousands)

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with regards to its examination of the consolidated federal income tax returns for tax years 2002-2003. The final report was submitted to the Joint Committee on Taxation for their review in April 2007. In July 2007, the Joint Committee returned the report to the Service for additional review. The Company has responded to the Service's request for additional information. The IRS has indicated they are in the process of resubmitting tax years 2002 and 2003 to the Joint Committee however this has no bearing on the Company's financial position. The statute of limitations for the 2002-2003 tax years expires in 2009.

In January 2007, the Service began an examination of tax years 2004 through 2006. For tax year 2007, the Company participated in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 tax year in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will significantly shorten the time period between the Company's filing of its federal income tax return and the Service's completion of its examination of the return.

4. Related Party Transactions

As discussed in Note 2, the Company has arrangements with ASLAC whereby the Company earns commission income from the sale of variable life insurance and variable annuity contracts issued by ASLAC. The Company is the principal underwriter on these contracts and earns compensation in accordance with its underwriting agreement with ASLAC, whereby the Company earns commissions for acting as principal underwriter, and the Company incurs commission expense to broker-dealer organizations. ASLAC, as paying agent, makes all cash payments on behalf of the Company.

The Company has an arrangement with ASLAC whereby the Company earns management and administrative fee income from ASLAC as compensation for services performed.

Under the terms of the distribution and principal underwriting agreements discussed in Note 2, PICA, PLAZ and PLNJ (the "insurance companies") are responsible for payment of commissions on the sale of variable annuity products issued by the insurance companies. The insurance companies reimburse the Company for costs and expenses incurred in connection with the agreements.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, travel, wholesaler compensation, systems and equipment. The costs of these services are charged to the Company pursuant to service agreements with Prudential companies.

At December 31, 2007, the Due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $6,876 represents 6,876,288 shares of a Prudential money market mutual fund distributed by PIMS.

(Dollars in Thousands)

5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position.

It should be noted that the judgments, settlements and expenses associated with any pending litigation and regulatory matters may, after satisfaction of certain retention requirements, fall within the indemnification obligations of Skandia Insurance Company Ltd. ("SICL") to Prudential and its subsidiaries under the terms of the stock purchase agreement whereby Prudential acquired the Company and certain of its affiliates. Those obligations of SICL provide for indemnification of certain judgments, settlements, and costs and expenses associated with lawsuits and other claims against the Company ("matters"), and apply only to matters, or groups of related matters, for which the costs and expenses exceed $25 individually.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $3,021, which was $2,281 in excess of its required net capital of $740. The Company's ratio of aggregate indebtedness to net capital was 3.67 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.